UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

BlackRock MuniYield New Jersey Quality Fund, Inc

(Name of Issuer)

VARIABLE RATE DEMAND PREFERRED SHARES

(Title of Class of Securities)

09255A407

(CUSIP Number)

Bank of America Corporation,  Bank of America Corporate Center  Charlotte,  North Carolina  28255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BANK OF AMERICA CORP /DE/ 56-0906609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
644

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
644

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
644

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Banc of America Preferred Funding Corporation 75-2939570

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
644

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
644

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
644

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON
CO

Item 1.	Security and Issuer

This Statement on Schedule 13D (this "Statement") relates to the purchase of variable rate demand preferred shares ("VRDP Shares") of BlackRock MuniYield New Jersey Quality Fund, Inc. (the "Issuer" or the "Company"). This Statement is being filed by the Reporting Persons (as defined below) as a result of the purchase of VRDP Shares by BAPFC (as defined below). The Issuer’s principal executive offices are located at 100 Bellevue Parkway, Wilmington, Delaware 19809.

Item 2.	Identity and Background

(a)
This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):
i. Bank of America Corporation ("BAC")
ii. Banc of America Preferred Funding Corporation ("BAPFC")
This Statement relates to the VRDP Shares that were purchased for the account of BAPFC.

(b)
The address of the principal business office of BAC is:
Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina 28255

The address of the principal business office of BAPFC is:
214 North Tryon Street
Charlotte, North Carolina 28255

(c)	BAC and its subsidiaries provide diversified global financial services and products. The principal business of BAPFC is to make investments and provide loans to clients.

(d)
Other than as set forth on Schedule II, during the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(e)
Other than as set forth on Schedule II, during the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)
Information concerning each executive officer, director and controlling person (the "Listed Persons") of the Reporting Persons is listed on Schedule I attached hereto, and is incorporated by reference herein. To the knowledge of the Reporting Persons, all of the Listed Persons are citizens of the United States, other than as otherwise specified on Schedule I hereto.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by the Reporting Persons to purchase the securities reported herein was approximately $64,407,339.84. The source of funds was the working capital of the Reporting Persons.
The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any group with respect to the Company or any securities of the Company.

Item 4.	Purpose of Transaction

BAPFC has purchased the VRDP Shares for investment purposes. BAPFC acquired the VRDP Shares in connection with a remarketing pursuant to the VRDP Shares Remarketing Agreement, dated as of June 30, 2011 between the Issuer and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") as amended by that certain Amendment to the VRDP Shares Remarking Agreement as of April 17, 2014 between the Issuer and MLPF&S (collectively, the "Remarketing Agreement") for a purchase price of $64,407,339.84.

The Reporting Persons have not acquired the subject securities with any purpose, or with the effect of, changing or influencing control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect.

(a)	See Item 4 above.

(b)	(a)See Item 4 above.

(c)	See Item 4 above.

(d)	See Item 4 above.

(e)	See Item 4 above.

(f)	See Item 4 above.

(g)	See Item 4 above.

(h)	See Item 4 above.

(i)	See Item 4 above.

(j)	See Item 4 above.

Item 5.	Interest in Securities of the Issuer

(a)	The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

(b)	The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

(c)	The responses of the Reporting Persons in Item 3 and Item 4 are incorporated herein by reference.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)
No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, VRDP Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses of the Reporting Persons to Item 4 are incorporated herein by reference. With respect to the VRDP Shares owned by BAPFC, on April 17, 2014, BAPFC assigned certain preferred class voting rights on the VRDP Shares to a voting trust (the "Voting Trust") created pursuant to the Voting Trust Agreement, dated April 17, 2014 among BAPFC, Lord Securities Corporation, as voting trustee (the "Voting Trustee") and Institutional Shareholder Services Inc. (the "Voting Consultant"). Voting and consent rights on the VRDP Shares not assigned to the Voting Trust have been retained by BAPFC. The Voting Trust provides that with respect to voting or consent matters relating to the voting rights assigned to the Voting Trust, the Voting Consultant analyzes such voting or consent matters and makes a recommendation to the Voting Trustee on voting or consenting. The Voting Trustee is obligated to follow any such recommendations of the Voting Consultant when providing a vote or consent.
The VRDP Shares will have the benefit of a liquidity purchase obligation at the times and in the manner specified in the VRDP Purchase Agreement, dated as of June 30, 2011, between The Bank of New York Mellon ("BNY") and Bank of America, N.A., as liquidity provider ("BANA") as amended by that certain Amendment to VRDP Purchase Agreement, dated as of April 17, 2014 between BNY and BANA. Certain agreements between the Issuer and BANA as liquidity provider are documented in the VRDP Shares Fee Agreement, dated as of June 30, 2011, between the Issuer and BANA, as amended by that certain (i) Request for Extension of Scheduled Termination Date and Agreement to Extend the VRDP Shares Fee Agreement dated as of March 29, 2012, between the Issuer and BANA, (ii) Amendment to the VRDP Shares Fee Agreement, dated as of June 25, 2012, between the Issuer and BANA, (iii) Request for Extension of Scheduled Termination Date and Agreement to Extend the VRDP Shares Fee Agreement, dated as of April 15, 2013, between the Issuer and BANA and (iv) Amendment to VRDP Shares Fee Agreement, dated as of April 17, 2014 between the Issuer and BANA.

Item 7.	Material to Be Filed as Exhibits

Exhibit Description of Exhibit
99.1 Joint Filing Agreement
99.2 Limited Power of Attorney
99.3 Voting Trust Agreement
99.4 VRDP Shares Purchase Agreement
99.5 Amendment to the VRDP Shares Purchase Agreement
99.6 VRDP Shares Fee Agreement
99.7 Request for Extension of Scheduled Termination Date and Agreement to Extend the VRDP Shares Fee Agreement dated as of March 29, 2012
99.8 Amendment to the VRDP Shares Fee Agreement dated as of June 25, 2012
99.9 Request for Extension of Scheduled Termination Date and Agreement to Extend the VRDP Shares Fee Agreement dated as of April 15, 2013
99.10 Amendment to the VRDP Shares Fee Agreement dated as of April 17, 2014
99.11 VRDP Shares Remarketing Agreement
99.12 Amendment to the VRDP Shares Remarketing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bank of America Corporation

April 28, 2014	By:	/s/ Sun Kyung Bae
Attorney-in-fact

Banc of America Preferred Funding Corporation

April 28, 2014	By:	/s/ Edward Curland
Authorized Signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)